Exhibit 21.1
Subsidiaries of the Registrant
1.	Steelcase S.A., a French corporation

2.	AF Steelcase S.A., a Spanish corporation

3.	Steelcase Werndl AG, a German stock corporation

4.	Steelcase Canada Ltd., a Toronto corporation

5.	Design Tex Group Inc., a Michigan corporation

6.	Office Details Inc., a Michigan corporation

7.	Steelcase Financial Services Inc., a Michigan corporation

8.	PolyVision Corporation, a New York corporation